September 6, 2024

Kim Balle
Chief Financial Officer
TORM plc
Office 105, 20 St Dunstan   s Hill
London, United Kingdom, EC3R 8HL

       Re: TORM plc
           Form 20-F for the fiscal year ended December 31, 2023
           Filed March 7, 2024
           File No. 001-38294
Dear Kim Balle:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2023
Item 5. Operating and Financial Review and Prospects
Non-IFRS Measures, page 62

1. We note your disclosure of adjusted gross profit and see that you have reconciled this non-IFRS measure to revenues. As the measure appears to commingle revenue and costs, tell us why it does not represent an adjusted profit margin measure rather than an adjusted revenue measure. Accordingly, tell us your basis for identifying revenue, rather than a measure of profit, like gross profit, as the most directly comparable IFRS measure or revise your disclosure as necessary.
 September 6, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation